Exhibit 99.1

CONTACT:	Retalix Ltd.
Sarit Sagiv
+972-9-776-6618
investors@retalix.com

Retalix Announces Third Quarter 2012 Results

Record Quarter With 15% Growth in Revenues; 34% Increase in Operating Income
(Non-GAAP); Strong Progress on Executing Strategy; Expanding into Adjacent
Markets via Cornell Mayo Acquisition; Expects to Exceed 2012 Revenue Guidance

RA'ANANA, Israel, November 14, 2012 -- Retalix® Ltd. (Nasdaq:RTLX), a leading global provider of software and services to high volume, high complexity retailers, announced today results for the third quarter and the nine months ended September 30, 2012.

Summarized financial highlights for the third quarter:

•	Total Revenues were up 15% to $70.5 million compared with $61.6 million in the third quarter of 2011.

•	Adjusted Operating Income (Non-GAAP)* was up 34% to $7.3 million compared to $5.5 million in the third quarter of 2011.

•	Operating Income (GAAP) was up 72% to $5.1 million compared to $3.0 million in the third quarter of 2011.

•
Adjusted Net Income (Non-GAAP)* was $5.3 million, or $0.21 per diluted share, compared to $7.7 million, or $0.31 per diluted share, in the third quarter of 2011.  The year-over-year comparison in third quarter Net Income reflects a change in financial income and a tax benefit realized in 2011 versus both a financial and tax expense in 2012.

•
GAAP Net Income was $3.6 million, or $0.14 per diluted share, compared to $5.5 million, or $0.22 per diluted share, in the third quarter of 2011, reflecting the financial income and tax benefit in 2011 mentioned above.

•
Financial Expenses of $0.1 million were recorded in the third quarter of 2012 including interest income, the net impact of currency fluctuations on the value of non-dollar assets, and currency translation costs.  This compares to financial income of $1.1 million in the third quarter of 2011.

•	Cash Flow from Operating Activities was $5.3 million.

•
Balance Sheet included $134.1 million of cash and cash equivalents, deposits, marketable securities and long term investments with no debt as of September 30, 2012, and after the completion of the Cornell Mayo acquisition.

Shuky Sheffer, Chief Executive Officer of Retalix, said, "We are continuing to make good progress executing our growth strategy and delivering innovative and unique solutions for retailers. We continue to win new programs and logos for our unique Retalix 10 products, services and software-as-a-service (SaaS) offerings.  This quarter we signed a multi-year strategic partnership with Delhaize Group to become the preferred provider of in-store software for their 3,300 locations worldwide and we are starting work on another Retalix 10 project for a Tier 0 retailer.  We also successfully executed on our strategy to expand into adjacent high volume high complexity markets with the acquisition of Cornell Mayo.  Building on our great products and our product-led services model ensures that Retalix is not only providing the leading platform but that we are positioned to provide consistent value and expertise in the delivery and implementation of our products thus paving the way for long-term, deep partnerships with our customers."

Sarit Sagiv, the Company's Chief Financial Officer, said, "Our growing strength in the market helped us to achieve record quarterly revenues, surpassing the $70 million mark, as well as improved operating margins and strong year-over-year growth in operating income. We achieved these improvements while continuing our investments.  Our headcount grew by 10% over last quarter, reflecting our recruiting efforts designed to ensure successful delivery on our customer wins and the addition of Cornell Mayo.  Our balance sheet is strong.  We continue to generate cash flow from operations and we have no debt.  We have a strong financial platform which will continue to help us in pursuing opportunities in our markets."

Outlook for FY 2012

Sheffer added, "We expect we will exceed our revenue guidance which was for total revenues in the range of $260 to $270 million for 2012.  Cornell Mayo will have a minimal contribution in the remainder of 2012, but we expect it will grow as we move forward.

“In the first nine months of 2012 we also successfully achieved our goal of improving the profitability of operations versus 2011.  We targeted 9 to 10 percent profitability from operations (on a non-GAAP basis) for 2012 and we expect to be at the high end of this range.  As I said last quarter, we expect to continue our investments to deliver on our new wins and further build our traction in the markets while balancing these investments against profitability.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the third quarter and nine months of 2012 on Wednesday, November 14th at 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/content/conference-call. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company’s products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com and follow Retalix on Twitter: @Retalix, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, operating margin, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, acquisition related costs and amortization of intangibles related to acquisitions. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating its business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2012" including our expected results, growth, investments, demand, markets and opportunities, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.  This list is intended to identify only certain of the principal factors that could cause actual results to differ.  Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2011, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues:
Product sales	$14,632	$13,557	$42,311	$37,637
Services	55,905	48,006	162,116	135,899
Total revenues	70,537	61,563	204,427	173,536
Cost of revenues:
Cost of product sales	8,388	8,147	24,647	23,358
Cost of services	32,452	28,120	93,723	77,630
Total cost of revenues	40,840	36,267	118,370	100,988
Gross profit	29,697	25,296	86,057	72,548
Operating expenses:
Research and development	9,356	8,333	27,041	23,397
Selling and marketing	7,737	6,841	23,669	18,793
General and administrative	7,483	7,152	21,559	20,204
Total operating expenses	24,576	22,326	72,269	62,394

Operating income	5,121	2,970	13,788	10,154
Financial income (expenses), net	(138)	1,104	1,163	1,216
Share in income of an associated company	-	-	-	38
Income before income taxes	4,983	4,074	14,951	11,408
Income taxes	(1,219)	1,539	(3,735)	(388)
Net income	3,764	5,613	11,216	11,020
Net income attributable to non-controlling interests	(152)	(151)	(399)	(441)
Net income attributable to Retalix Ltd.	$3,612	$5,462	$10,817	$10,579

Earnings per share:
Basic	$0.15	$0.23	$0.44	$0.44
Diluted	$0.14	$0.22	$0.43	$0.43
Weighted average number of shares used in computation of earnings per share:
Basic	24,641	24,254	24,563	24,197
Diluted	25,595	24,717	25,450	24,692

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

	September 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$127,078	$38,644
Short-term deposits and marketable securities	6,008	96,009
Trade receivables	77,125	56,721
Inventories	1,459	1,407
Other receivables	7,584	5,234
Prepaid expense and other current assets	9,922	8,669
Total current assets	229,176	206,684
Non-current assets:
Amounts funded in respect of employee rights upon retirement	9,903	10,329
Deferred income taxes	11,256	11,385
Other non-current assets	3,514	3,808
Property, plant and equipment, net	19,293	17,586
Goodwill and other intangible assets, net of accumulated amortization	90,871	82,288
Total assets	$364,013	$332,080
LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$9,266	$6,855
Employees and employee institutions	15,306	10,913
Other accrued expenses	19,674	19,145
Deferred revenues	24,999	19,071
Total current liabilities	69,245	55,984
Non-current liabilities:
Employee rights upon retirement	15,502	14,220
Other non-current liabilities	9,743	7,705
Total liabilities	94,490	77,909
Retalix shareholders’ equity:
Share capital -Ordinary shares of NIS 1.00 par value authorized: September 30, 2012, December 31, 2011 - 50,000 shares; issued and outstanding: September 30, 2012 - 24,676 shares; December 31, 2011 - 24,486 shares;	6,513	6,464
Additional paid in capital	221,475	217,715
Retained earnings	35,669	24,852
Accumulated other comprehensive income	708	273
Total Retalix shareholders’ equity	264,365	249,304
Non-controlling interest	5,158	4,867
Total equity	269,523	254,171
Total liabilities and equity	$364,013	$332,080

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net income	$3,764	$5,613	$11,216	$11,020
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,164	1,615	6,103	4,335
Stock based compensation expenses	664	607	2,080	1,791
Changes in accrued liability for employee rights upon retirement	292	(414)	(144)	1,307
Deferred income taxes - net	550	(2,231)	2,408	(931)
Other	(54)	1,250	(2)	701
Net changes in operating assets and liabilities:
Trade receivables	(3,438)	(2,690)	(17,642)	(3,159)
Trade payables	(1,903)	2,200	2,346	1,611
Deferred revenues	996	(746)	5,592	2,893
Other assets	2,313	(1,119)	2,262	440
Net cash provided by operating activities	5,348	4,085	14,219	20,008

Cash flows from investing activities:
Proceeds from (investment in) short term deposits	(6,000)	32,000	90,000	9,000
Business purchased net of cash acquired	(10,803)	(16,930)	(10,803)	(16,930)
Purchase of property, plant and equipment	(1,569)	(2,048)	(4,859)	(3,841)
Other investing activities	110	(388)	421	558
Net cash provided by (used in) investing activities	(18,262)	12,634	74,759	(11,213)

Cash flows from financing activities:
Payment of contingent consideration	(2,090)	-	(2,090)	-
Proceeds from exercise of options	690	611	1,728	683
Repayment of long-term bank loans	-	-	-	(273)
Net cash provided by (used in) financing activities	(1,400)	611	(362)	410
Effect of exchange rate changes on cash	131	(765)	(182)	(274)
Net change in cash and cash equivalents	(14,183)	16,565	88,434	8,931
Balance of cash and cash equivalents at beginning of period	141,261	69,432	38,644	77,066
Balance of cash and cash equivalents at end of period	$127,078	$85,997	$127,078	$85,997

RETALIX LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION
(in thousands, except per share data) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

GAAP operating income	$5,121	$2,970	$13,788	$10,154
GAAP operating as percentage of revenues	7.3%	4.8%	6.7%	5.9%

Amortization of acquisition-related intangible assets 1	1,027	874	3,081	2,322
Stock based compensation expenses 2	728	607	2,144	1,791
Acquisition related costs	463	1,032	1,227	1,032
Non-GAAP operating income	$7,339	$5,483	$20,240	$15,299
Non-GAAP operating as a percentage of revenues	10.4%	8.9%	9.9%	8.8%

GAAP net income	$3,612	$5,462	$10,817	$10,579
Amortization of acquisition-related intangible assets 1	1,027	874	3,081	2,322
Stock based compensation expenses 2	728	607	2,144	1,791
Acquisition related costs	463	1,032	1,227	1,032
Tax effects of the above items	(552)	(236)	(1,791)	(821)
Non-GAAP net income	$5,278	$7,739	$15,478	$14,903

Net income per diluted share
GAAP net income per diluted share	$0.14	$0.22	$0.43	$0.43
Amortization of acquisition-related intangible assets	0.04	0.04	0.12	0.09
Stock based compensation expenses	0.03	0.02	0.08	0.07
Acquisition related costs	0.02	0.04	0.05	0.04
Tax effects of the above items	(0.02)	(0.01)	(0.07)	(0.03)
Non-GAAP net income per diluted share	$0.21	$0.31	$0.61	$0.60

Shares used in computing diluted net income per share	25,595	24,717	25,450	24,692

1) Classification of amortization of acquisition-related intangible assets:

Cost of product sales	$810	$605	$2,430	$1,672
Cost of services	215	212	645	587
General and administrative	2	57	6	63
Total	$1,027	$874	$3,081	$2,322

2) Classification of stock-based compensation expense:

Cost of product sales	$23	$9	$71	$24
Cost of services	231	90	721	245
Research and development	104	36	327	93
Selling and marketing	74	106	228	308
General and administrative	296	366	797	1,121
Total	$728	$607	$2,144	$1,791